SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

781386 206

(CUSIP Number)

Mark Tkach

1188 East Camelback Road

Phoenix, AZ 85014

(602) 532-4600

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 781386 206
1	NAME OF REPORTING PERSONS William Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,621,405 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,621,405 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,405 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.0% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 593,472 shares of Class B Common Stock held in The WRC 2021 Irrevocable Trust, for which Mr. Coulter serves as Trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C., for which Mr. Coulter serves as Manager.
(2)	Excludes 2,621,028 shares of Class B Common Stock held by Mark Tkach as to which Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter is the beneficial owner of such securities.
(3)	Based on 16,404,557 shares of Class B Common Stock outstanding as of May 9, 2023, as reported by RumbleOn, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 10, 2023.

CUSIP No. 781386 206
1	NAME OF REPORTING PERSONS Mark Tkach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,621,028 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,621,028 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,028 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 2,621,405 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is the beneficial owner of such securities.
(2)	Based on 16,404,557 shares of Class B Common Stock outstanding as of May 9, 2023, as reported by RumbleOn, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 10, 2023.

CUSIP No. 781386 206
1	NAME OF REPORTING PERSONS WJC Properties, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 5,212,056 shares of Class B Common Stock held by the other Reporting Persons hereto as to which WJC Properties, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WJC Properties, L.L.C. is the beneficial owner of such securities.
(2)	Based on 16,404,557 shares of Class B Common Stock outstanding as of May 9, 2023, as reported by RumbleOn, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 10, 2023.

CUSIP No. 781386 206
1	NAME OF REPORTING PERSONS WRC-2009, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C., for which WRC-2009, L.L.C. is the controlling member. The WRC-98 Trust is the sole member of WRC-2009, L.L.C.
(2)	Excludes 5,212,056 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and The WRC-98 Trust, as to which WRC-2009, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WRC-2009, L.L.C. is the beneficial owner of such securities.

(3)	Based on 16,404,557 shares of Class B Common Stock outstanding as of May 9, 2023, as reported by RumbleOn, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 10, 2023.

CUSIP No. 781386 206
1	NAME OF REPORTING PERSONS The WRC-98 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C. The WRC-98 Trust is the sole member of WRC-2009, L.L.C., which is the controlling member of WJC Properties, L.L.C.
(2)	Excludes 5,212,056 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and WRC -2009, L.L.C., as to which The WRC-98 Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC-98 Trust is the beneficial owner of such securities.
(3)	Based on 16,404,557 shares of Class B Common Stock outstanding as of May 9, 2023, as reported by RumbleOn, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 10, 2023.

CUSIP No. 781386 206
1	NAME OF REPORTING PERSONS The WRC 2021 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 593,472 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 593,472 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,472 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 4,648,961 shares of Class B Common Stock held by the other Reporting Persons hereto as to which The WRC 2021 Irrevocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC 2021 Irrevocable Trust is the beneficial owner of such securities.
(2)	Based on 16,404,557 shares of Class B Common Stock outstanding as of May 9, 2023, as reported by RumbleOn, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 10, 2023.

CUSIP No. 781386 206
1	NAME OF REPORTING PERSONS Kyle Beaird
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 5,242,433 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Beaird disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Beaird is the beneficial owner of such securities.

CUSIP No. 781386 206
1	NAME OF REPORTING PERSONS Melvin Flanigan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 5,242,433 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Flanigan disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Flanigan is the beneficial owner of such securities.

CUSIP No. 781386 206
1	NAME OF REPORTING PERSONS Steven Pully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 5,242,433 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Pully disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Pully is the beneficial owner of such securities.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D originally filed on March 6, 2023 (the “Schedule 13D”) with the Securities and Exchange Commission by William Coulter (“Mr. Coulter”) and Mark Tkach (“Mr. Tkach”), as amended by Amendment No. 1 to the Schedule 13D filed on March 15, 2023 (the Schedule 13D as so amended, the “Amended Schedule 13D”), with respect to the Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), of RumbleOn, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 2 amends the Amended Schedule 13D as specifically set forth herein to, among other reasons, provide that Steven Pully may no longer be deemed a member of a Section 13(d) group with the other Reporting Persons (as defined below) and shall cease to be a Reporting Person effective upon the filling of this Amendment No. 2 in connection with the events described in Item 4 below. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

Item 2.	Identity and Background.

The information contained in Item 2 of the Amended Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by:

i.	Mr. Coulter with respect to shares directly owned by him, shares held in The WRC 2021 Irrevocable Trust, a trust established under the laws of Arizona (“2021 Trust”) for which Mr. Coulter serves as Trustee, and shares held by WJC Properties, L.L.C., an Arizona limited liability company (“WJC Properties”) for which Mr. Coulter serves as Manager, and as nominee for the Board of Directors of Issuer (the “Board”). Mr. Coulter is the Trustee of The WRC-98 Trust, a trust created under the laws of Arizona (“98 Trust”), which is the sole member of WRC-2009. L.L.C., a Delaware limited liability company (“WRC LLC”), which is the controlling member of WJC Properties.

ii.	Mr. Tkach, with respect to shares directly owned by him and as nominee for the Board;

iii.	WJC Properties, with respect to shares directly owned by it;

iv.	WRC LLC, as controlling member of WJC Properties;

v.	98 Trust, as the sole member of WRC LLC, which is the controlling member of WJC Properties;

vi.	2021 Trust, with respect to shares directly owned by it;

vii.	Kyle Beaird, as nominee for the Board;

viii.	Melvin Flanigan, as nominee for the Board; and

ix.	Steven Pully, as nominee for the Board (prior to the filing of this Amendment No. 2).

Each of the foregoing is referred to as a “Reporting Person” and collectively the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 of the Amended Schedule 13D.

In connection with the events described in Item 4 below, Steven Pully may no longer be deemed a member of a Section 13(d) group with the other Reporting Persons and Mr. Pully shall cease to be a Reporting Person effective upon the filling of this Amendment No. 2. The other Reporting Persons who will remain Reporting Persons following the filing of the Amendment No. 2 will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(b)	The residence or business address of each of Mr. Coulter, Mr. Tkach, WJC Properties, WRC LLC, 98 Trust, and 2021 Trust is 1188 East Camelback Road, Phoenix, AZ 85014. The residence or business address of Mr. Beaird is 726 E. Anaheim St., Wilmington, CA 90744. The residence or business address of Mr. Flanigan is 29538 Ridgeway Dr., Agoura Hills, CA 91301. The residence or business address of Mr. Pully is 4564 Meadowood Road, Dallas, TX 75220.

(c)	Mr. Coulter is the founder and Manager of Coulter Management Group LLLP and Mr. Tkach is a Consultant for Coulter Management Group LLLP. The address of Coulter Management Group LLLP is 1188 East Camelback Road, Phoenix, AZ 85014. The principal business of Coulter Management Group LLLP is managing multiple auto dealerships and investment real estate. WJC Properties is an Arizona limited liability company, and its principal business is managing investments. WRC LLC is a Delaware limited liability company, and its principal business is holding investments. The 98 Trust is a trust created under the laws of Arizona for the benefit of Mr. Coulter. 2021 Trust is a trust created under the laws of Arizona for the benefit of Mr. Coulter. Mr. Beaird is the Chief Financial Officer of SCORE Sports. Mr. Flanigan previously served as Camping World Holdings, Inc.'s Chief Financial Officer and is now retired. Mr. Pully is the co-founder of the investment banking firm Speyside Partners and is the Chairman and Chief Executive Officer of Harvest Oil and Gas.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Coulter, Mr. Tkach, Mr. Beaird, Mr. Flanigan and Mr. Pully are citizens of the United States.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following:

On May 15, 2023, the Issuer announced the appointment of Mr. Pully to the Board, effective May 11, 2023, as a Class I director, with a term expiring at the Issuer’s 2025 annual meeting of stockholders.

Item 5.	Interest in Securities of Issuer.

The information contained in Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 16,404,557 shares of Class B Common Stock outstanding as of May 9, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 10, 2023.

A.	Mr. Coulter

(a)	As of the date hereof, Mr. Coulter beneficially owned 2,621,405 shares of Class B Common Stock. Mr. Coulter’s beneficial ownership includes 593,472 shares of Class B Common Stock held in 2021 Trust, for which Mr. Coulter serves as Trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, for which he serves as Manager. Mr. Coulter is the Trustee of 98 Trust, which is the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage: 16.0%

(b)

1.	Sole power to vote or direct vote: 2,621,405

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 2,621,405

4.	Shared power to dispose or direct disposition: 0

B.	Mr. Tkach

(a)	As of the date hereof, Mr. Tkach beneficially owned 2,621,028 shares of Class B Common Stock.

Percentage: 16.0%

(b)

1.	Sole power to vote or direct vote: 2,621,028

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 2,621,028

4.	Shared power to dispose or direct disposition: 0

C.	WJC Properties

(a)	As of the date hereof, WJC Properties beneficially owned 30,377 shares of Class B Common Stock.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 30,377

4.	Shared power to dispose or direct disposition: 0

D.	WRC LLC

(a)	As of the date hereof, WRC LLC beneficially owned 30,377 shares of Class B Common Stock, as controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 30,377

4.	Shared power to dispose or direct disposition: 0

E.	98 Trust

(a)	As of the date hereof, 98 Trust beneficially owned 30,377 shares of Class B Common Stock, as the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 30,377

4.	Shared power to dispose or direct disposition: 0

F.	2021 Trust

(a)	As of the date hereof, 2021 Trust beneficially owned 593,472 shares of Class B Common Stock.

Percentage 3.6%

(b)

1.	Sole power to vote or direct vote: 593,472

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 593,472

4.	Shared power to dispose or direct disposition: 0

G.	Mr. Beaird

(a)	As of the date hereof, Mr. Beaird did not own any shares of Class B Common Stock.

Percentage 0%

(b)

1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 0

4.	Shared power to dispose or direct disposition: 0

H.	Mr. Flanigan

(a)	As of the date hereof, Mr. Flanigan did not own any shares of Class B Common Stock.

Percentage 0%

(b)

1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 0

4.	Shared power to dispose or direct disposition: 0

I.	Mr. Pully

(a)	As of the date hereof, Mr. Pully did not own any shares of Class B Common Stock.

Percentage 0%

(b)

1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 0

4.	Shared power to dispose or direct disposition: 0

Each Reporting Person (other than Steven Pully) may be deemed to be a member of a “group” with the other Reporting Person for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 5,242,433 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 32.0% of the outstanding Class B Common Stock.  Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of their pecuniary interest therein.

(c)	As of the date hereof, the Reporting Persons have not effected any transactions in the Class B Common Stock during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.

(e)	Steven Pully may no longer be deemed a member of a Section 13(d) group with the other Reporting Persons and shall cease to be a Reporting Person effective upon the filling of this Amendment No. 2 in connection with the events described in Item 4 above.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2023

/s/ William Coulter
William Coulter

/s/ Mark Tkach
Mark Tkach

WJC PROPERTIES, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

WRC-2009, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

The WRC-98 Trust

/s/ William Coulter
By: William Coulter
Title: Trustee

THE WRC 2021 Irrevocable Trust

/s/ William Coulter
By: William Coulter
Title: Trustee

/s/ Kyle Beaird
Kyle Beaird

/s/ Melvin Flanigan
Melvin Flanigan

/s/ Steven Pully
Steven Pully